EXHIBIT (a)(1)(xiv)

Motorola Tender Offer For Next Level Shares To Expire on Friday, April 11, 2003

Independent Committee of Next Level Board Has Recommended That Shareholders Tender Their Shares into Motorola Offer

Schaumburg, Ill./Rohnert Park, California, April 9, 2003—The tender offer by Motorola, Inc., (NYSE: MOT) to acquire all the shares of Next Level Communications, Inc. (Nasdaq: NXTV) that it does not already own at a price of $1.18 per share in cash expires at 5:00 p.m. Eastern Time on Friday April 11, 2003.

The independent committee of Next Level’s Board of Directors, acting on behalf of Next Level’s full Board, has recommended by majority vote that Next Level stockholders tender their shares in the revised offer. Motorola urges Next Level shareholders to tender their shares by the 5:00 p.m. deadline on Friday April 11.

Last week, Next Level’s largest shareholder other than Motorola, Next Level Partners LLC, announced that it had tendered all of its shares in the offer. Next Level Partners LLC owns more than 2.4 million shares.

The revised offer, at $1.18 per share, represents a 25.5% premium over the stock’s closing price on March 21, 2003, the last trading day prior to the announcement of Motorola’s 13.5% increase in its offer price. The $1.18 per share price also represents premiums of 29.8% over the stock’s closing price on January 10, 2003, the date prior to the announcement of the tender offer, and 46%, 39.2% and 33.5% over the 90, 20 and 5 trading days ending on January 10, 2003.

Next Level shareholders who have any questions or need assistance, including assistance in tendering shares should contact the Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Notice For Next Level Securityholders

Next Level securityholders and other interested parties are urged to read Motorola’s tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357.

About Motorola

Motorola, Inc. (NYSE: MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

About Next Level

Next Level is a world leader in integrated broadband access platforms for delivering any combination of voice, high-speed data and multi-stream digital video services into the home or office. Next Level offers a unified multi-service, multi-band platform that lets communications service providers enter a more profitable broadband market segment by delivering a virtual communications and entertainment center over existing copper telephone lines. Next Level’s highly scalable networking products, management tools and support assistance allow communications service providers to deliver a range of subscriber services, and realize significant new revenue streams. Founded in 1994 and headquartered in Rohnert Park, Calif., the company has deployed its state-of-the-art systems for more than 100 communications service providers worldwide. For additional information, visit http://www.nlc.com

Business Risks

Statements in this news release and other announcements that relate to the tender offer and any subsequent merger, Next Level’s business and operations and the impact of the reintegration of Next Level into Motorola described herein are “forward- looking statements”. These statements are based on management’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola’s ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola and Next Level wish to caution the reader that these factors, as well as other factors described in Motorola’s and Next Level’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contacts:

Jennifer Weyrauch

Motorola, Inc.

847-435-5320

Jennifer.Weyrauch@motorola.com

Andy Brimmer or Dan Katcher

Joele Frank, Wilkinson Brimmer Katcher

for Next Level Communications, Inc.

212-355-4449